UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2009

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	April 28, 2009	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

RESOLUTIONS PASSED AT THE BOARD MEETING

The Company hereby announces that certain resolutions were passed by the board of directors of the Company on 28 April 2009.

Pursuant to the Rules and Procedures for the Meeting of Board of Directors（董事會議事規則和議事程序）of China Eastern Airlines Corporation Limited (the “Company”) and as convened by Mr. Liu Shaoyong, the Chairman, the 2009 third regular meeting of the fifth session of the board of directors (the “Board”) of the Company (the “Board Meeting”) was held on 28 April 2009 at the Meeting Room, 7/F, China Eastern Air Holding Company Building.

Mr. Liu Shaoyong, Mr. Ma Xulun and Mr. Luo Zhuping, as the directors of the Company, and Mr. Hu Honggao, Mr. Zhou Ruijin, as the independent non-executive directors of the Company, were present at the Board Meeting. Mr. Li Jun, as director, was on business trip and did not attend the Board Meeting. Mr. Luo Chaogeng, as director, authorized Mr. Liu Shaoyong, as Chairman, to vote for him in favour of the resolutions. Mr. Peter Lok and Mr. Wu Baiwang, as independent non-executive directors, authorized Mr. Hu Honggao, as independent non-executive director, to vote for them respectively in favour of the resolutions. Mr. Xie Rong, as an independent non-executive director, authorized Mr. Zhou Ruijin, as independent non-executive director, to vote for him in favour of the resolutions.

The directors present at the Board Meeting confirmed that they had received the notice of the Board Meeting before it was held. All supervisors in the supervisory committee of the Company, the Chief Financial Officer, and certain officers taking charge of the relevant departments of the Company also attended the Board Meeting. The number of directors at the meeting (including proxy) satisfied the quorum requirements under the Company Law of the Peoples’ Republic of China and the Company’s articles of association. As such, the Board Meeting was legally and validly convened and held.

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The Meeting was chaired by Mr. Liu Shaoyong, the Chairman of the Board. The directors present at the Board Meeting considered and unanimously passed the resolutions as below:

1.	Considered and approved the 2009 first quarterly financial report of the Company.

2.
Considered and approved the 2009 first quarterly report of the Company and decided to publish it together with the 2009 first quarterly financial report of the Company as passed in resolution 1 above in both Hong Kong and Shanghai on 29 April 2009.

3.	Resolved to establish the nomination committee of the Board and passed its charter.

4.
Considered and approved the amendments to certain clauses of the articles of association of the Company, and decided to submit this resolution to the 2008 Annual General Meeting of the Company for approval.

Subsequent to the amendments to the articles of association of the Company, the Procedure Rules for the Shareholders’ Meeting（股東大會議事規則）, the Procedure Rules for the Meeting of the Board of Directors （董事會議事規則） and the Procedure Rules for the Meeting of the Supervisory Committee（監事會議事規則）of the Company shall be amended accordingly where inconsistency arises against the articles of association of the Company.

5.
Considered and passed the resolution on the granting of a general mandate to the Board to issue shares of the Company, and decided to submit this resolution to the 2008 Annual General Meeting of the Company for approval.

(note: notwithstanding that the 2008 Annual General Meeting approves this resolution, if the Company exercises the general mandate in relation to A shares of the Company, approval at shareholders’ meeting is still required.)

6.
Considered and passed the resolution on convening the 2008 Annual General Meeting of the Company (details please refer to the Notice of 2008 Annual General Meeting as posted on the website of the Stock Exchange of Hong Kong Limited on 28 April 2009).

By order of the Board
China Eastern Airlines Corporation Limited
Luo Zhuping
Director and Company Secretary

The directors of the Company as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Hu Honggao	(Independent Non-executive Director)
Peter Lok	(Independent Non-executive Director)
Wu Baiwang	(Independent Non-executive Director)
Zhou Ruijin	(Independent Non-executive Director)
Xie Rong	(Independent Non-executive Director)

Shanghai, the People’s Republic of China
28 April 2009

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